Exhibit 99.7

Report to Shareholders

Despite the challenging gold price environment, 2014 was another year of strong performance for B2Gold, as outlined in the Management’s Discussion and Analysis for the 2014 Financials.

Our consolidated gold production from the three mines, El Limon and La Libertad in Nicaragua, and Masbate in the Philippines was a record with over 384,000 ounces of gold produced with consolidated operating costs of $680 per ounce, within our 2014 Guidance range.

One of the keys to our strong operational performance is the team of experienced and dedicated employees at our mines. In order to successfully run a truly international gold mining company, strong management at the mines is critical. These experienced managers are backed up by one of the most experienced executive and technical executive teams in the sector. Despite the lower gold price in 2014, our strong operational performance resulted in a solid balance sheet. Cash flow from mining activities totalled $113.7 million, while working capital at year end was $175 million. We also had $75 million undrawn on our $200 million Revolving Corporate Facility at year end. Balance sheet liquidity will continue to improve in 2015 with the additional production (+35%) from the low cost Otjikoto Mine.

A highlight for 2014 was the completion of construction of the Otjikoto Mine in Namibia. The mine construction was completed on budget and ahead of schedule, commencing production in December 2014. Unlike many mining companies, at B2Gold we do not use contractors to build our mines. By utilizing our highly experienced construction team we are able to control our costs and schedule. We believe accountability in all aspects of our business is one of the keys to our success.

Another highlight of 2014 was the accretive acquisition of the Fekola Project in Mali, by way of a merger with Papillon which has added another high quality development project. The Fekola Project, based on the Papillon Preliminary Economic Assessment, demonstrates robust economics with the potential to produce over 300,000 ounces of gold annually with cash operating costs of approximately $580 per ounce and all in sustaining costs of approximately $725 per ounce. We view Fekola as a flag ship asset that not only has robust project economics but excellent exploration upside.

Another important focus for the Company that has continued to grow is our commitment to Corporate Social Responsibility. In 2014 we continued and added to many programs in the communities in which we work to improve the lives of others. Our commitment remains to focus on health, education and sustainable local business development.

Looking Forward

Despite the current challenging gold price environment, the future looks very bright for B2Gold. The Company is projecting another record year of gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold, an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 to $660 per ounce.

The substantial increase in the Company’s consolidated gold production and the reduction in consolidated cash operating costs per ounce reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine which reached commercial production on February 28, 2015. With the commencement of production at the Otjikoto Mine and the promise of our next mine on the horizon, the robust Fekola Project, our growth as a profitable gold producer is unparalleled in the industry. Based on current assumptions, B2Gold expects profitable gold production to grow from 380,000 ounces in 2014 to approximately 900,000 ounces in 2018. Perhaps more importantly, the robust projected economics for both projects will continue to lower B2Gold’s consolidated cash operating costs and all-in sustaining costs per ounce of gold.

Following the successful start-up of production and achievement of commercial production ahead of schedule and on budget, in 2015, the Otjikoto Mine is projected to produce 140,000 to 150,000 ounces of gold with cash operating costs estimated in a range of $500 to $525 per ounce. Work is already underway on the expansion of the Otjikoto Mill capacity from 2.5 million to 3 million tonnes per annum, with completion of the expansion anticipated in Q3-2015. Work continues on the open pit and underground mine plan for the high grade Wolfshag Zones adjacent to the Otjikoto orebody. A study incorporating the open-pit and underground mining at Wolfshag into the Otjikoto Mine Plan is expected by the end of 2015. Commencement of mining of the open pit component of Wolfshag is planned for late 2016. Based on the expansion of the mill, and current assumptions the Company expects the Otjikoto Mine to produce 200,000 ounces in both 2016 and 2017 and an average of 190,000 ounces of annual production over an initial 9 year mine life.

Over the past several years B2Gold’s successful mine construction and strong mine operating performance has at times been reflected in the Company’s market valuation, allowing B2Gold to complete accretive acquisitions utilizing the currency of its shares. B2Gold’s experienced in-house technical due diligence team and in-house construction team have allowed the Company to turn accretive development acquisitions into profitable producing mines, on budget and on schedule. In addition B2Gold’s experienced exploration team has further increased the value of these acquisitions by making additional discoveries on the properties. This work will continue in 2015 with a company-wide exploration budget of $34 million, including primarily brownfield exploration.

The Company is currently conducting a feasibility work program at Fekola with the final feasibility study scheduled for completion mid-year. Road construction and other additional earthworks commenced in February 2015. The Company is again utilizing the in-house construction team that recently completed the construction of the Otjikoto Mine. Based on current assumptions the Company expects to complete construction at Fekola and commence production ramp up in late 2017.

Regarding financing for Fekola construction, discussions with the Company’s lenders are ongoing and the Company expects to complete an updated and increased revolving credit facility in the U.S $350 million to $400 million range in the second quarter. Coupled with our forecast significant growth in operating cash flows over the next three years, based on current assumptions including a $1200 per ounce gold price, we expect that the updated facility will be sufficient to fund the Company’s budgeted expenditures over the next three years including the Fekola construction costs.

B2Gold has two additional development projects, the Kiaka Project in Burkina Faso and the Gramalote Project, a joint venture with AngloGold in Colombia.

The Kiaka Project hosts a large low grade potential open pit deposit that was acquired through a friendly merger with Volta Resources. A pre-feasibility study completed by Volta indicated a large low grade gold deposit that would probably require higher gold prices than today to be economic. B2Gold will complete a final feasibility study by the first quarter of 2016, to further evaluate the project and its economics at an estimated cost of $5 million.

The Gramalote Project in Colombia (49% B2Gold / 51% AngloGold), based on a Preliminary Economic Assessment completed by AngloGold as operator in 2014, established the potential for a large open pit ore body. While the economics were encouraging, B2Gold and AngloGold decided not to proceed with a final feasibility study at Gramalote due to the current gold price. The partners will continue to pursue permitting, and have filed an Environmental impact assessment with the government early in 2015. The Company views the Gramalote Project as a significant asset in a better gold price environment.

In conclusion, it is rewarding to look back on 2014, another year of successful production performance and growth for B2Gold. Over the last few years the Company has established itself as a profitable growth oriented intermediate gold producer. B2Gold is looking forward to future success with the development of the robust Fekola Project, as the next stage in its profitable growth. While the gold sector has suffered in part due to lower gold prices, the Company believes that its dramatic, profitable growth will ultimately be reflected in our financial performance, and ultimately market valuation. We would like to thank our dedicated employees for their hard work, our Board of Directors for support of management’s vision for B2Gold and of course our supportive shareholders.

Sincerely,

B2GOLD CORP.

“Robert Cross”	“Clive Johnson”

Robert Cross	Clive Johnson
Chairman	President & CEO